Exhibit 99.2

ITC^DELTACOM, INC.

13,604,455 Shares of Common Stock

Offered Pursuant to Rights Distributed to Record Stockholders of

ITC^DeltaCom, Inc.

December 20, 2007

Dear Stockholder:

This notice is being distributed by ITC^DeltaCom, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Time, on December 17, 2007 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights are described in the Company’s Prospectus, dated December 19, 2007 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 13,604,455 shares of its Common Stock pursuant to the Prospectus. The Rights will expire if not exercised by 5:00 p.m., Eastern Time, on January 23, 2008 unless extended in the sole discretion of the Company, consistent with its contractual obligations (such date as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive 1.167 Rights for each share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Right will allow you to subscribe for one share of Common Stock (the “Subscription Privilege”) at the cash price of $3.03 per share (the “Subscription Price”). Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering. Fractional Rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers no more than 13,604,455 shares of Common Stock in the Rights Offering. As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,167 Rights pursuant to your Subscription Privilege, and you would have the right to purchase 1,167 shares of Common Stock in the Rights Offering pursuant to your Subscription Privilege.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). Rights may not be sold, transferred, or assigned; provided, however, that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1. Prospectus;

2. Subscription Rights Certificate;

3. Instructions for Use of ITC^DeltaCom, Inc. Subscription Rights Certificates; and

4. A return envelope addressed to Mellon Bank, N.A., the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of underlying shares being subscribed for by cashier’s or certified check or money order payable to Mellon Bank, N.A., as Subscription Agent. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from Mellon Investor Services, acting on behalf of Mellon Bank, N.A., the Information Agent for the Rights Offering, by calling toll-free (800) 777-3674.

Very truly yours,

ITC^DELTACOM, INC.

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